Citigroup Global Markets Holdings Inc.	Free Writing Prospectus to Pricing Supplement No. 2023-USNCH[ ] Registration Statement Nos. 333-270327; 333-270327-01 Dated August 15, 2023; Filed pursuant to Rule 433

Contingent Income Callable Securities August , 2025 Based on the Worst Performing of the Invesco S&P 500® Equal Weight ETF, the iShares® Russell 2000 ETF and the SPDR® S&P 500® ETF Trust
Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying shares:	Shares of the Invesco S&P 500® Equal Weight ETF (ticker symbol: “RSP”), Shares of the iShares® Russell 2000 ETF (ticker symbol: “IWM”) and Shares of the SPDR® S&P 500® ETF Trust (ticker symbol: “SPY”)
Stated principal amount:	$1,000 per security
Pricing date:	August 15, 2023
Issue date:	August 18, 2023
Final valuation date:	Expected to be August 15, 2025, subject to postponement if such date is not a scheduled trading day for any underlying shares or if certain market disruption events occur with respect to any underlying shares.
Maturity date:	Unless earlier redeemed by us, August 20, 2025
Contingent coupon:	On each quarterly contingent coupon payment date, unless previously redeemed by us, the securities will pay a contingent coupon equal to 2.3125% of the stated principal amount of the securities (9.25% per annum) if and only if a coupon barrier event has not occurred during the related observation period. If a coupon barrier event occurs during an observation period, you will not receive any contingent coupon payment on the related contingent coupon payment date. A coupon barrier event will occur if the closing price of any underlying shares is less than the applicable coupon barrier price on any trading day for those underlying shares during an observation period.
Payment at maturity[1]:

Unless earlier redeemed by us, for each $1,000 stated principal amount security you hold at maturity, you will receive cash in an amount determined as follows (in addition to the final contingent coupon payment, if any):

•   If the final share price of the worst performing underlying shares is greater than or equal to the applicable downside threshold price:
$1,000

•   If the final share price of the worst performing underlying shares is less than the applicable downside threshold price:
$1,000 + ($1,000 x the share return of the worst performing underlying shares)

If the final share price of the worst performing underlying shares is less than the applicable downside threshold price, you will receive less, and possibly significantly less, than 70% of the stated principal amount of your securities at maturity.

Initial share price:	For each of the underlying shares, the closing price of the applicable underlying shares on the pricing date
Final share price:	For each of the underlying shares, the closing price of the applicable underlying shares on the final valuation date
Coupon barrier event:	A coupon barrier event will occur with respect to an observation period if the closing price of any underlying shares is less than the applicable coupon barrier price on any trading day for those underlying shares during that observation period.
Observation periods:	Each observation period will consist of each day from but excluding an observation period end-date to and including the following observation period end-date, provided that the first observation period will consist of each day from but excluding the pricing date to and including the first observation period end-date.
Coupon barrier price:	For each of the underlying shares, 70% of the applicable initial share price
Downside threshold price:	For each of the underlying shares, 70% of the applicable initial share price
Observation period end-dates and contingent coupon payment dates:	The observation period end-dates and contingent coupon payment dates are set forth below:
	Observation period end-dates	Contingent coupon payment dates
	November 15, 2023	November 20, 2023
	February 15, 2024	February 21, 2024
	May 15, 2024	May 20, 2024
	August 15, 2024	August 20, 2024
	November 15, 2024	November 20, 2024
	February 18, 2025	February 21, 2025
	May 15, 2025	May 20, 2025
	August 15, 2025 (the “final valuation date”)	August 20, 2025 (the “maturity date”)

Trading day:	For any underlying shares, a scheduled trading day for those underlying shares on which a market disruption event has not occurred with respect to those underlying shares
Worst performing underlying shares:	The underlying shares with the lowest share return
Redemption:	We may call the securities, in whole and not in part, for mandatory redemption on any potential redemption date upon not less than three business days’ notice. Following an exercise of our call right, you will receive for each security you then hold an amount in cash equal to the early redemption payment. If the securities are redeemed, no further payments will be made.
Potential redemption dates:	The contingent coupon payment dates beginning in November 2023 and ending in May 2025
Early redemption payment:	The stated principal amount of $1,000 per security plus the related contingent coupon payment, if any
Share return:	For each of the underlying shares, (i) the applicable final share price minus the applicable initial share price, divided by (ii) the applicable initial share price
CUSIP/ISIN:	17291QU51 / US17291QU513
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/200245/ 000095010323012032/dp198447_424b2-us2344575.htm

Hypothetical Payout at Maturity[1] (if the securities have not previously been redeemed)
Share Return of Worst Performing Underlying Shares on the Final Valuation Date	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-31%	$690.00
-40%	$600.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0
[1]All payments are subject to our credit risk

On the date of the accompanying preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $912.50 per security, which will be less than the public offering price. The estimated value of the securities is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-270327 and 333-270327-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

•	You may lose a significant portion or all of your investment.

•	You will not receive any contingent coupon payment for any quarterly observation period during which a coupon barrier event occurs.

•	The quarterly contingent coupon payment is contingent on the closing price of each of the underlying shares on each trading day throughout the observation periods.

•	The securities are subject to the risks of all of the underlying shares and will be negatively affected if any one of the underlying shares performs poorly, even if the others perform well.

•	You will not benefit in any way from the performance of the better performing underlying shares.

•	You will be subject to risks relating to the relationship among the underlying shares.

•	Higher contingent coupon rates are associated with greater risk.

•	You may not be adequately compensated for assuming the downside risk of the worst performing underlying shares.

•	We may redeem the securities at our option, which will limit your ability to receive the contingent coupon payments.

•	The securities offer downside exposure to the worst performing underlying shares, but no upside exposure to the underlying shares.

•	The payment at maturity depends on the closing price of the worst performing underlying shares on a single day.

•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the securities on the pricing date, based on Citigroup Global Markets Inc.’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate, will be less than the issue price.

•	The estimated value of the securities was determined for Citigroup Global Market Holdings Inc. by its affiliate using proprietary pricing models.

•	The estimated value of the securities would be lower if it were calculated based on Citigroup Global Market Holdings Inc.’s secondary market rate.

•	The estimated value of the securities is not an indication of the price, if any, at which Citigroup Global Market Inc. or any other person may be willing to buy the securities from you in the secondary market.

•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•	Immediately following issuance, any secondary market bid price provided by Citigroup Global Market Inc., and the value that will be indicated on any brokerage account statements prepared by Citigroup Global Market Inc. or its affiliates, will reflect a temporary upward adjustment.

•	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

•	The shares of the iShares® Russell 2000 ETF are subject to risks associated with small capitalization stocks.

•	Citigroup Global Market Holdings Inc.’s offering of the securities does not constitute a recommendation of any of the underlying shares.

•	The price and performance of any underlying share issuer may not completely track the performance of its underlying index or its net asset value per share.

•	The prices of the underlying shares may be adversely affected by Citigroup Global Market Holdings Inc.’s or its affiliates’ hedging and other trading activities.

•	Citigroup Global Market Holdings Inc. and its affiliates may have economic interests that are adverse to yours as a result of the business activities of Citigroup Global Market Holdings Inc.’s affiliates.

•	Even if any underlying share issuer pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement.

•	The securities will not be adjusted for all events that could affect the price of any of the underlying shares.

•	The securities may become linked to shares of an issuer other than one of the original underlying share issuers upon the occurrence of a reorganization event or upon the delisting of any of the underlying shares.

•	The calculation agent, which is an affiliate of Citigroup Global Market Holdings Inc., will make important determinations with respect to the securities.

•	Changes made by the investment adviser to any underlying share issuer or by the sponsor of any ETF underlying index may adversely affect any underlying shares.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the heading “United States Federal Tax Considerations” concerning the U.S. federal tax consequences of an investment in the securities, and you should consult your tax adviser.